Senior housing properties trust
400 Centre Street
Newton, MA 02458

May 21, 2009

VIA FAX AND EDGAR

Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Senior Housing Properties Trust Form 10-K for the year ended December 31, 2008 Filed March 2, 2009 File No. 001-15319

Dear Mr. Gordon:

We have received your letter dated May 8, 2009 and are in the process of preparing responses to your comments.  We do not expect to be able respond within 10 business days of your letter.  However, we anticipate that we should be able to respond to your comments by June 8, 2009.  We appreciate the accommodation.  If this schedule is problematic, please contact the undersigned at 617-796-8183 or our counsel, Alexander Notopoulos, at 617-338-2810.

Sincerely, /s/ Jennifer B. Clark Jennifer B. Clark Secretary

CC:	Erin Martin Duc Dang